Exhibit 99.1

NexGen Signs Industry-Leading Impact Benefit Agreement with the Métis Nation - Saskatchewan Northern Region 2 and the Métis Nation - Saskatchewan.

This is a designated news release.

VANCOUVER, BC, June 15, 2023 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce the signing of an Impact Benefit Agreement ("IBA" or the “Agreement”) with the Métis Nation - Saskatchewan Northern Region 2 (“MN-S NR2") and the Métis Nation - Saskatchewan ("MN-S"), covering all phases of the Rook I Project ("Rook I" or the "Project"), which hosts the 100% owned Arrow uranium deposit.

The signing of an IBA with the MN-S follows the signing of Benefit Agreements with each of the Clearwater River Dene Nation (“CRDN”), Birch Narrows Dene Nation (“BNDN”), and Buffalo River Dene Nation (“BRDN”). These four Nations collectively represent the First Nation and Métis communities for which the Saskatchewan Ministry of Environment assigned procedural aspects of the Duty to Consult for the Project to NexGen, and which have been identified by NexGen as the primary Indigenous Nations for consultation in consideration of the federal requirements of the Canadian Nuclear Safety Commission (“CNSC”).

NexGen signs an historic IBA with the MN-S NR2 and the MNS. The Project is located within an area to which the MN-S NR2, as represented by the MN-S, assert constitutionally protected Aboriginal rights and interests, including Métis title, over certain lands and resources (“Rights”). The IBA defines the environmental, cultural, economic, employment, and other benefits to be provided to the MN-S NR2 and the MN-S by NexGen in respect of the Project, and to confirm the consent and support of the MN-S NR2 and the MN-S for the Project throughout its complete lifecycle, including reclamation. The Agreement was negotiated and developed out of a Study Agreement that was signed in 2019 between NexGen, the MN-S NR2, and the MN-S. The Study Agreement formalized engagement with the MN-S NR2 to identify potential impacts to Aboriginal rights and socio-economic interests and identify potential avoidance and accommodation measures in relation to the Project, whilst acknowledging the duty to consult remains with the Crown. Further, the Study Agreement provided the MN-S NR2 and the MN-S support to negotiate the IBA. Note, the IBA does not define or amend, recognize, affirm, abrogate, derogate from, or deny the existence of, or in any way limit any Rights of the MN-S NR2 and the MN-S, but rather is entered into in recognition of such Rights.

Leigh Curyer, Chief Executive Officer of NexGen, commented: “The signing of this agreement is a testament to the trust and respect that has been established between NexGen, the MN-S NR2 and the MN-S to work in partnership with the mutual objective of responsibly developing the Rook I Project. I would like to acknowledge and thank Leonard Montgrand, his board and the entire MN-S engagement team for their diligence and commitment toward finalizing this industry-leading Agreement alongside NexGen for the benefit of their membership.

“This is a significant moment in the Project’s history. Signing the fourth community and final Benefit Agreement to ensure sustainable generational impact through positive social, economic, and transparent environmental outcomes that will extend well beyond mine-dependent opportunities for all communities in the Local Priority Area, the Province of Saskatchewan, and Canada. I am extremely proud of the dedication and commitment of the NexGen organization and all four communities to collaboratively design and implement a new industry-leading approach and structure to genuine consultation and engagement. The template of which, we are offering to share Canada-wide to other communities and organizations collaborating on the successful development and implementation of projects.”

Leonard Montgrand, Regional Director of MN-S Northern Region II commented: “This agreement is a milestone in the history of the Métis Nation. It not only recognizes the Métis as a rights-holding people with strong ancestral connections to the land, but also provides a mechanism for continuous engagement on a breadth of important topics, including environmental and social concerns, human resources, and support for Métis businesses. After a century of our lands being developed without consideration of our people, it was important to come together as one Region and one Nation to change the status quo and become a partner in the development of the Rook I Project. NexGen’s commitments in the IBA will set a new standard for how industry recognizes Métis rights and engages with the Métis Nation.”

Glen McCallum, President of the Métis Nation-Saskatchewan commented: “I wish to congratulate Northern Region II and NexGen for all the work involved in resolving the IBA, a landmark agreement for the entire Métis Nation and an excellent example of what can be achieved when we work together. Over the past five years, the Métis Nation-Saskatchewan has had a string of transformative accomplishments many thought impossible, and to this list we are proud to add the IBA with NexGen. It is our understanding this will be, by far, the largest Métis impact and benefit agreement in Canadian history. Under the IBA, the Rook I Project will respect our large, vibrant Métis community and our rights and interests over the land, while providing much-needed resources and opportunities to Northern Region II. It will leave a substantial legacy that can continue after the mine has closed and the lands have been restored.”

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company’s flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance.  The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol “NXE” and on the Australian Securities Exchange under the ticker symbol “NXG” providing access to global investors to participate in NexGen’s mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca
http://www.nexgenenergy.ca

Monica Kras

VP, Corporate Development

+44 7307 191933

mkras@nxe-energy.ca

http://www.nexgenenergy.ca

Technical Disclosure

All technical information in this news release has been reviewed and approved by Kevin Small, NexGen's Senior Vice President, Engineering and Operations, a qualified person under National Instrument 43-101.

A technical report in respect of the FS is filed on SEDAR ( www.sedar.com ) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated  February 24, 2023 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.   Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.